MCEWEN MINING INC.

July 5, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	McEwen Mining Inc.
Registration Statement on Form S-3 (File No. 333-224476)

Ladies and Gentlemen:

On behalf of McEwen Mining Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-224476) and declare the Registration Statement effective as of Friday, July 6, 2018, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (647) 258-0395, or George Hagerty of Hogan Lovells US LLP at (303) 454-2464, with any questions.  Also, please notify Mr. Hagerty when this request for acceleration has been granted.

Very truly yours,

MCEWEN MINING INC.

By:	/s/ Carmen Diges
Name:	Carmen Diges
Title:	General Counsel

cc:           George Hagerty, Hogan Lovells US LLP